

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 1, 2010

By U.S. Mail and Facsimile to: (214) 589-8910

James E. Perry
Vice President and Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-06903**

Dear Mr. Perry:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Legal Branch Chief